EXHIBIT 99.1

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Nomad Royalty Company Ltd. (“Nomad”) 1275 Av. des Canadiens-de-Montréal Suite 500 Montreal, Québec H3B 0G4

2.	Date of Material Change

May 31, 2021.

3.	News Release

Nomad issued a press release with respect to the material change described below on June 1, 2021 via CNW Telbec.

4.	Summary of Material Change

Nomad consolidated its common shares on the basis of one post-consolidation common share for every ten pre-consolidation shares issued and outstanding as of the close of business on May 31, 2021.

5.	Full Description of Material Change

5.1. Full Description of Material Change

Nomad consolidated its common shares on the basis of one post-consolidation common share for every ten pre-consolidation shares issued and outstanding as of the close of business on May 31, 2021. The shares commenced trading on a consolidated basis on the Toronto Stock Exchange and the OTCQX market on Thursday June 3, 2021. The share consolidation was approved by Nomad’s shareholders at the annual and special meeting held on May 10, 2021.

5.2. Disclosure required for a “Restructuring Transaction”

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The executive officer who can answer questions regarding this report is Mr. Vincent Metcalfe, Chief Executive Officer of Nomad. Mr. Metcalfe can be reached at (438) 538-7555 or vmetcalfe@nomadroyalty.com.

9.	Date of Report

June 8, 2021.